UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Ares Management Corporation
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

03990B 101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ryan Berry
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 782,926 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 782,926 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,926 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.42% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 541,994 shares of Class A common stock, par value $0.01 per share, of Issuer (“Class A Shares”) and (ii) 240,932 Restricted Stock Units (“RSUs”), each of which represents the right to receive one Class A Share, subject to certain vesting conditions.

(2) Calculated based on 185,586,803 Class A Shares outstanding as of October 31, 2023, as reported in the Issuer's Form 10-Q filed November 6, 2023, as increased by 240,932 Class A Shares issuable in respect of 240,932 RSUs.

Item 1(a).	Name of Issuer:
Ares Management Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067
Item 2(a).	Names of Persons Filing:
This statement is filed by Ryan Berry, referred to herein as the “Reporting Person.”
Item 2(b).	Address of the Principal Business Office or, if None, Residence:
2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067
Item 2(c).	Citizenship:
See response to Item 4 on the cover page.
Item 2(d).	Title of Class of Securities:
Class A common stock, $0.01 par value per share
Item 2(e).	CUSIP Number:
03990B 101
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.
Item 4.	Ownership.
The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
(a) Amount beneficially owned:
See response to Item 9 on the cover page.
(b) Percent of Class:
See response to Item 11 on the cover page.
(c) Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

The Reporting Person holds 541,994 Class A Shares and 240,932 RSUs. The Reporting Person, together with Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Anthony P. Ressler and Bennett Rosenthal (each, a “Board Member” and collectively, the “Board Members”) manage Ares Partners Holdco LLC (“Ares Partners”). Mr. Ressler generally has veto authority over decisions of the Board Members. Ares Partners is the general partner of Ares Owners Holdings L.P. (“Ares Owners”). Ares Owners directly holds 13,269,729 Class A Shares on behalf of its limited partners and an aggregate of 117,024,758 partnership units of the Ares Operating Group (“AOG Units”) on behalf of its limited partners. Each AOG Unit is exchangeable for one Class A Share subject to certain restrictions. Ares Owners holds 46,866 AOG Units on behalf of the Reporting Person, or on behalf of a vehicle controlled by him, as a limited partner of Ares Owners. The Reporting Person expressly disclaims beneficial ownership of these shares, and any shares that may be acquired upon exchange of the AOG Units, for purposes of Section 13(d) of the Act and the rules thereunder. Based solely on information reported in Statements on Schedule 13G filed by Ares Owners and the other Board Members, the Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 132,712,728 Class A Shares in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and Class A Shares that may be acquired by the individual Board Members upon the vesting of RSUs held by such Board Member, representing 43.61% of the outstanding Class A Shares (based on 185,586,803 outstanding shares and assuming the exchange of such AOG Units and the vesting of such RSUs).
The percentage reflected on the cover page to this schedule is based on 185,586,803 Class A Shares outstanding as of October 31, 2023, as reported in the Issuer's Form 10-Q filed November 6, 2023, as increased by 240,932 Class A Shares issuable in respect of 240,932 RSUs.
The Reporting Person expressly disclaims the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Ares Owners, Ares Partners, and the other Board Members, as well as beneficial ownership with respect to any Class A Shares beneficially owned by Ares Owners, Ares Partners, or the other Board Members, and neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Class A Shares referred to herein for purposes of Section 13(d) of the Act other than those shares reported on the cover page of this Schedule 13G, and such beneficial ownership is expressly disclaimed by the Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

RYAN BERRY

/s/ Ryan Berry